News Release             (Q4 – 04 –31)                                                  March 2, 2004

YAMANA HIGHLIGHTS ECONOMIC ESTIMATES FOR CHAPADA COPPER-GOLD PROJECT

  Pre-tax net present value of US$185.4 million (10% discount)

  Internal rate of return of 32%

  Commodity price assumptions US$0.85/lb Cu and US$325/oz Au

  Increase in pre-tax net present value to US$267 million with 10% increase in commodity prices

  Pay back in 2.3 years

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide an update on its Chapada copper-gold project in Goias State, Brazil.  Independent Mining Consultants (IMC) Tucson, Arizona has completed a reserve estimate and mine plan for the project.  A copy of the IMC report may be obtained from Yamana’s filings on the website www.sedar.com.  The reserve estimate and mine plan is the initial step to updating a bankable feasibility study for the project which is expected to be completed mid-2004.  Hatch Associates Ltd. has been retained to provide the bankable feasibility study.

The Chapada copper-gold deposit is expected to be mined initially from a high grade starter pit with a head grade of 0.459% Cu and 0.428 g/t Au for the first five years (a copper equivalent grade 0.71% Cu).  The mine is expected to operate for an aggregate of 25 years, recovering 2 billion lb Cu and 1.32 million oz Au.  Approximately 540 million lb Cu and 580,000 oz Au is expected to be recovered in the first five years of mining.

The IMC study uses the following economic assumptions after the review of applicable market factors:

Cu Price	US$0.85/lbs
Au price	US$325/oz
Initial capital (including initial working capital)	US$153 million
Sustaining capital	US $2.7 million
Operating costs	US$4.63/tonne

Operating costs per lb Cu net of gold by-product credits at US$325/oz are projected at US$0.275/lb Cu for the first five years and $0.507/lb Cu over the life of the mine.  At current gold prices these costs fall to approximately US$0.19/lb and US$0.46/lb respectively.  These costs include taxes and royalties payable on the sale of copper and gold.

Mining costs assumed in the IMC report are US$0.49 per tonne of waste and ore.  These costs are based on a recent arms length quotation from a contractor.  Power cost is estimated at US$0.029 per kwh.

The assumed currency exchange rate is R$2.9 to US$1.00.

Based on the foregoing, IMC has concluded that the pre-tax net present value using a 10% discount rate would be US$185.4 million, providing for an internal rate of return of approximately 32% and a pay back period of approximately 2.3 years.   The IMC analysis assumes and annual throughput capacity of 12.7 million tonnes per year.  The Company continues to perform grinding tests to determine whether this throughput rate can be increased.

IMC also determined the sensitivity to net present value with changes in copper and gold prices and concluded that the net present value at a 10% discount rate and a 10% increase in commodity prices of the base case US$0.85 lb Cu and US$325 oz Au would increase to US$267 million (an increase of approximately US$81 million).  This would represent an internal rate of return over 39.1% and a pay back in the second year of operations.

Commenting on the foregoing, Peter Marrone, the President and Chief Executive Officer stated, “This project has a robust rate of return and is highly levered to commodity prices.  Even at our assumed commodity prices, which we recognize are well below prevailing market prices, we have a compelling project.  On balance, this supports our view that there is significant unrecognized shareholder value in the company.”

Hatch Associates Ltd. has been retained to complete the bankable feasibility study and mine plan.  Economic assumptions will be reviewed in connection with that study.  We will consider a production decision once the study is completed which is expected in June 2004.

The IMC report was prepared by John Marek, Senior Mining Engineer and President of IMC, and Michael G. Hester, Principal Mining Engineer and Vice President of IMC.  Both are Independent Qualified Persons as defined by Canadian National Instrument 43-101.  The full report with estimate of resources and reserves is available at www.sedar.com and on Yamana’s website at www.yamana.com.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Yamana also holds gold exploration properties in Argentina subject to earn-in by Peruvian gold producers Buenaventura and Hochshild.  Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone                                                                      Rebecca Greco
President & Chief Executive Officer                                      Investor Relations-North America
(416) 815-0220                                                                    (416) 945-7350
E-mail: investor@yamana.com                                              E-mail: investor@yamana.com

Jane Jackson
Investor Relations-Europe
+44 7793145779
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.